SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

MabVax Therapeutics Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55414P108
(CUSIP Number)

October 30, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 55414P108	Page 2 of 6

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
Pinnacle Family Office Investments, L.P., a Texas limited partnership
27-1405464
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF	SOLE VOTING POWER
5
SHARES	1,333,333 shares of Common Stock
SHARED VOTING POWER
BENEFICIALLY	6
0
OWNED BY EACH	SOLE DISPOSITIVE POWER
7
REPORTING	1,333,333 shares of Common Stock
SHARED DISPOSITIVE POWER
PERSON WITH	8
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,333,333 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
4.7% (See Item 4)

TYPE OF REPORTING PERSON
12
PN

SCHEDULE 13G

CUSIP NO. 55414P108	Page 3 of 6

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
Barry M. Kitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	SOLE VOTING POWER
5
SHARES	1,333,333 shares of Common Stock
SHARED VOTING POWER
BENEFICIALLY	6
0
OWNED BY EACH	SOLE DISPOSITIVE POWER
7
REPORTING	1,333,333 shares of Common Stock
SHARED DISPOSITIVE POWER
PERSON WITH	8
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,333,333 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
4.7% (See Item 4)

TYPE OF REPORTING PERSON
12
IN

SCHEDULE 13G

CUSIP NO. 55414P108	Page 4 of 6

Item 1(a).	Name of Issuer:

MabVax Therapeutics Holdings, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

11588 Sorrento Valley Rd., Suite 20
San Diego, California 92121

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Amendment No. 1 to Schedule 13G is being filed on behalf of Pinnacle Family Office Investments, L.P. and Barry M. Kitt, as joint filers (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 5910 North Central Expressway, Suite 1475, Dallas, TX 75206. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

55414P108

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,333,333 shares of Common Stock *

(b)	Percent of class:

Based on 28,391,072 shares of Common Stock of the Issuer outstanding as of October 23, 2015, the Reporting Persons hold approximately 4.7%* of the issued and outstanding Common Stock of the Issuer. This does not include warrants to purchase 666,666 shares of the Issuer’s Common Stock owned by the Reporting Person, which contains a 4.99% beneficial ownership blocker.

SCHEDULE 13G

CUSIP NO. 55414P108	Page 5 of 6

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 1,333,333 shares of Common Stock*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,333,333 shares of Common Stock*

(iv)	Shared power to dispose of or direct the disposition of: 0

*This statement is filed on behalf of Pinnacle Family Office Investments, L.P. (“Pinnacle”) and Barry M. Kitt. Pinnacle Family Office, LLC (“Pinnacle Family”) is the general partner of Pinnacle. Mr. Kitt is the manager of Pinnacle Family. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following .  [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 55414P108	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2015

PINNACLE FAMILY OFFICE INVESTMENTS, L.P.

By: Pinnacle Family Office, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its manager

/s/ Barry M. Kitt
Barry M. Kitt

SCHEDULE 13G

CUSIP NO. 55414P108
Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 1,333,333 shares of Common Stock of MabVax Therapeutics Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on November 20, 2015.

PINNACLE FAMILY OFFICE INVESTMENTS, L.P.

By: Pinnacle Family Office, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its manager

/s/ Barry M. Kitt
Barry M. Kitt